SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 8)
PETER KIEWIT SONS’, INC.
(Name of Subject Company)
PETER KIEWIT SONS’, INC.
(Names of Filing Person (Issuer))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)
Tobin A. Schropp
Peter Kiewit Sons’, Inc.
Kiewit Plaza
Omaha, NE 68131
Telephone: (402) 342-2052
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Kenton J. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301
Telephone: (650) 470-4500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,563,674,388.02	$48,004.80

*	The transaction valuation was estimated calculated by (i) the number of the outstanding shares of common stock of Peter Kiewit Sons’, Inc. (19,800,866 shares) to be acquired multiplied by (ii) the most recently calculated book value of the common stock ($78.97) per share, determined as of September 30, 2007 with respect to both the book value of the common stock and number of outstanding shares of common stock.

**	The amount of the filing fee, calculated pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,004.08	Form or Registration No. Schedule TO-I& Schedule TO-I/A

Filing party: Peter Kiewit Sons’, Inc.	Date Filed: October 11, 2007 & November 28, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 8 (“Amendment No. 8”) filed under cover of Schedule TO amends and supplements the Tender Offer Statement on Schedule TO and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (“Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on October 11, 2007, by Peter Kiewit Sons’, Inc., a Delaware corporation (the “Company”), as previously amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on October 23, 2007, Amendment No. 2 (“Amendment No. 2”) filed with the SEC on November 14, 2007, Amendment No. 3 (“Amendment No. 3”) filed with the SEC on November 21, 2007, Amendment No. 4 (“Amendment No. 4”) filed with the SEC on November 28, 2007, Amendment No. 5 (“Amendment No. 5”) filed with the SEC on November 29, 2007, Amendment No. 6 (“Amendment No. 6”) filed with the SEC on November 30, 2007 and Amendment No. 7 (“Amendment No. 7”) filed with the SEC on December 20, 2007, in connection with an issuer tender offer by the Company to exchange all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company for interests in the proposed Peter Kiewit Sons’, Inc. Employee Ownership Plan (the “Plan”) in connection with a proposed going-private transaction.
     The Schedule TO relates to the Offer to Exchange Outstanding Shares of Common Stock of Peter Kiewit Sons’, Inc. for Interests in the Peter Kiewit Sons’ Inc. Employee Ownership Plan (the “Offer to Exchange”), a copy of which was previously filed with the SEC by the Company on October 23, 2007 as Annex D to the Company’s Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”). The terms and conditions of the offer are described in the Offer to Exchange, as amended and supplemented by the first supplement to the Offer to Exchange (the “First Offer Supplement”) filed with the SEC as additional definitive materials on November 14, 2007 and as Annex A to the first supplement to the Definitive Proxy Statement (the “First Proxy Supplement”), by the second supplement to the Offer to Exchange (the “Second Offer Supplement”) filed with the SEC as additional definitive materials on November 29, 2007 and as Annex A to the second supplement to the Definitive Proxy Statement (the “Second Proxy Supplement”) and by the third supplement to the Offer to Exchange (the “Third Offer Supplement”) filed with the SEC as additional definitive materials on December 20, 2007 and as Annex A to the third supplement to the Definitive Proxy Statement (the “Third Proxy Supplement”).
     This Amendment No. 8 is the final amendment related to the Offer to Exchange and is made to report the results of the Offer to Exchange as required by Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934.
Item 4. Terms of the Transaction.
     The Offer to Exchange expired at 12:00 midnight, Eastern U.S. time on December 28, 2007 (the “Expiration Date”). Pursuant to the terms and conditions of the Offer to Exchange as amended and supplemented by the First Offer Supplement, the Second Offer Supplement and the Third Offer Supplement, 19,611,623 shares of Common Stock were tendered and accepted by the Company. The accepted shares of Common Stock represent approximately 99% of the total issued and outstanding shares of Common Stock, as determined as of the Expiration Date. In connection with the acceptances of these shares of Common Stock, the participants in the duly adopted Plan will receive an equal number of interests in the Plan.
     As described in the terms of the Offer to Exchange, the Company will repurchase for cash at a price equal to the formula price of a share of Common Stock, as specified in the Company’s restated certificate of incorporation, all shares of Common Stock from stockholders who did not participate in the offer. Therefore, the Company expects to repurchase an aggregate of 263,632 shares of Common Stock from stockholders who did not participate in the offer and from stockholders who tendered but are not eligible to participate in the Plan.
     Following the closing of the Offer to Exchange and the repurchases described above, there are expected to be 19,537,234 shares of voting Common Stock issued and outstanding, all of which will be held of record by the administrator of the Plan.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Peter Kiewit Sons’, Inc.
By:	/s/ Tobin A. Schropp
	Name:	Tobin A. Schropp
	Title:	Senior Vice President

Dated:	December 31, 2007